BofA SECURITIES

Bank of America Europe DAC – Stockholm Bankfilial
Regeringsgatan 59, lift B 10th floor, Stockholm 111 56, Sweden
T +46 (0)853522080
www.bofaml.com

24 January 2023

The Board of Directors
Caverion Oyj
Torpantie 2, 01650
Vantaa
Finland

Members of the Board of Directors:

On 3 November 2022, Bain Capital Lux Holdco SARL (a vehicle owned and controlled by funds managed or advised by Bain Capital Private Equity and/or its affiliates), as well as Security Trading Oy ("**Security Trading**"), Fennogens Investment SA and Corbis SA (together with Security Trading, the "**Family Investors**") (together the "**Consortium**") announced a voluntary recommended public cash tender offer (the "**Offer**") for all of the issued and outstanding shares in Caverion Oyj ("**Caverion**") not held by Caverion or any of its subsidiaries (the "**Caverion Shares**" or, individually, a "**Caverion Share**") by way of a press release (the "**Press Release**"). Under the terms of the Offer, the shareholders of Caverion, other than Caverion or any of its subsidiaries, were offered a cash consideration of EUR 7.00 for each Caverion Share validly tendered in the Offer (the "**Consideration**").

We understand that the Consortium is proposing to announce an increase in the Consideration to a choice between: (i) EUR 8.00 in cash for each Caverion Share, payable at completion of the Revised Offer (as defined below); and (ii) EUR 8.50 in cash for each Caverion Share, payable 9 months after completion of the Revised Offer (the "**Revised Consideration**"; the Offer, as modified to reflect the Revised Consideration, the "**Revised Offer**"), which is expected to be announced by way of a press release on 24 January 2023 (the "**New Press Release**"). The terms and conditions of the Revised Offer and other aspects of the proposed transaction involving the Consortium and Caverion (together with the Revised Offer, the "**Transaction**") are more fully set forth in the Press Release, the New Press Release, the Combination Agreement and the Amendment and Addendum Agreement to the Combination Agreement (as defined below). We have been advised that the Family Investors are major shareholders of Caverion.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Caverion Shares (other than the Family Investors and their respective affiliates) of the Revised Consideration to be received by such holders in the Transaction.

In connection with this opinion, we have, among other things:

a) reviewed certain publicly available business and financial information relating to Caverion;

b) discussed the past and current business, operations, financial condition and prospects of Caverion with members of senior management of Caverion;

c) reviewed certain internal financial and operating information with respect to the business, operations and prospects of Caverion furnished to or discussed with us by the management of Caverion, including certain financial forecasts relating to Caverion prepared by the management of Caverion (the "**Caverion Forecasts**");

d) reviewed the trading history for Caverion Shares and a comparison of that trading history with the trading histories of other companies we deemed relevant;

e) compared certain financial and stock market information of Caverion with similar information of other companies we deemed relevant;

f) compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

g) reviewed the Press Release;

h) reviewed the final execution version, dated 3 November 2022, of the combination agreement (the "**Combination Agreement**") and a draft, dated 23 January 2023, of the amendment and addendum agreement to the Combination Agreement (the "**Addendum Agreement**"); and

i) performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of Caverion that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Caverion Forecasts, we have been advised by Caverion, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Caverion as to the future financial performance of Caverion. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Caverion, nor have we made any physical inspection of the properties or assets of Caverion. We have not evaluated the solvency or fair value of Caverion under any laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Caverion, that the Transaction will be completed in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Caverion or the contemplated benefits of the Transaction. We also have assumed, at the direction of Caverion, that the final executed Combination Agreement, the final Addendum Agreement and other aspects of the Transaction have not or will not, as applicable, differ in any material respect from the final execution version of the Combination Agreement and the draft Addendum Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects of the Transaction (other than the Revised Consideration to the extent expressly specified herein), including, without limitation, the form or structure

of the Transaction. Our opinion is limited to the fairness, from a financial point of view, of the Revised Consideration to be received by holders of Caverion Shares (other than the Family Investors and their respective affiliates) and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Revised Consideration. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to Caverion or in which Caverion might engage or as to the underlying business decision of Caverion to proceed with or effect the Transaction. In addition, we express no opinion or recommendation as to how any shareholder should act in connection with the Transaction or any related matter.

We have acted as financial advisor to the Board of Directors of Caverion in connection with the proposed Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon closing of the Transaction. In addition, Caverion has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Caverion, members of the Consortium (respectively) and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Caverion and have received or in the future may receive compensation for the rendering of these services.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to members of the Consortium (respectively) and have received or in the future may receive compensation for the rendering of these services.

Further, we and our affiliates in the past have provided, currently are providing, and/or in the future may provide, investment banking, commercial banking and other financial services to Triton Partners Holdco Limited and have received or in the future may receive compensation for the rendering of these services.

It is understood that this letter is for the benefit and use of the Board of Directors of Caverion (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction and is not rendered to or for the benefit of, and shall not confer rights or remedies upon, any person other than the Board of Directors of Caverion. This opinion may not be disclosed, referred to, or communicated (in

BANK OF AMERICA

whole or in part) to any third party, nor shall any public reference to us be made, for any purpose whatsoever except with our prior written consent in each instance.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on Caverion or the Transaction. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our EMEA Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Revised Consideration to be received in the Transaction by holders of Caverion Shares (other than the Family Investors and their respective affiliates) is fair, from a financial point of view, to such holders.

Yours faithfully,

Bank of America Europe DAC, Stockholm Branch

BANK OF AMERICA EUROPE DAC,
STOCKHOLM BRANCH